November 4, 2013

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jennifer Gowetski, Senior Counsel

Re:	Hines Global REIT II, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed September 11, 2013

File No. 333-191106

Dear Ms. Gowetski:

On behalf of Hines Global REIT II, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Sherri W. Schugart of the Company, dated October 8, 2013 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with one clean copy of Amendment No. 1 and four marked copies of Amendment No. 1, which have been marked to indicate the location of changes from the Registration Statement filed on September 11, 2013, together with four copies of this response letter as filed with the Commission. References in this letter to page numbers in Amendment No. 1 refer to the pages in the marked copy of Amendment No. 1.

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:

The Company advises the Staff that it will provide copies to the Staff of any logos, graphics, maps, photographs and related captions or other artwork, if any (collectively, the “Artwork”), that the Company intends to use in the prospectus when such Artwork becomes available. The Company acknowledges and agrees that it will not include any Artwork in any preliminary prospectus which will be distributed to prospective investors prior to the Staff’s review and approval of the Artwork.

2.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response:

As of the date hereof, no supplemental sales literature has been prepared. The Company confirms that it will submit to the Commission sales materials, including broker-dealer use only material, prior to using such materials for the duration of the registered offering.

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response:

The Company has reviewed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share redemption program and has determined that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. The Company acknowledges that it is responsible for (i) analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to the Company’s share redemption program and (ii) considering all of the elements of the Company’s share redemption program in determining whether the program is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters.

4.

We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response:

The Company has reviewed the applicability of Regulation M to the Company’s share redemption program and has determined that the program is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP. The Company acknowledges that it is responsible for (i) analyzing the applicability of the tender offer rules and Regulation M to the Company’s share redemption program and (ii) considering all of the elements of the Company’s share redemption program in determining whether the program is consistent with the relief granted by the Division of Market Regulation in in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

As of the date hereof, the Company has not provided, and it has not authorized any third party to provide, any written materials in reliance on Section 5(d) of the Securities Act to any potential investors. Should the Company or anyone authorized on the Company’s behalf provide any written materials to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such materials to the Commission. The Company is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.

6.	We note your disclosure beginning on page 12 that you intend to operate your business and your subsidiaries in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response:

As stated in the Company’s Registration Statement, as amended by Amendment No. 1, the Company was formed for the specific purpose of investing primarily in a diversified portfolio of quality commercial real estate properties and other real estate investments throughout the United States and internationally. The Company intends to accomplish this through the acquisition, development and/or financing of such real estate assets. Specifically, the Company anticipates acquiring, either directly or through joint ventures or other co-ownership arrangements with affiliated and/or unaffiliated third parties, real estate and real estate-related assets including, without limitation: (i) equity investments in various categories of real property (including office, retail, industrial, multi-family, residential and hospitality or leisure) at varying stages of development (potentially ranging from operating properties to undeveloped land); (ii) mortgage, mezzanine, construction, bridge and other loans related to real estate; and (iii) investments in other real estate-related entities, including real estate investment trusts, private real estate funds, real estate management companies, real estate development companies and debt funds, both foreign and domestic. The Company intends to conduct its business directly and/or through wholly-owned and majority-owned subsidiaries (as such terms are defined in the Investment Company Act of 1940, as amended (the “1940 Act”)), and primarily through Hines Global REIT II Partnership LP (the “Operating Partnership”), a direct wholly-owned subsidiary (as defined in the 1940 Act) of the Company.

The Company intends to conduct its, and the Operating Partnership’s, operations so that neither entity will be, or be required to register as, an investment company under the 1940 Act. Under relevant portions of Section 3(a)(1) of the 1940 Act, an entity will not be deemed to be an “investment company” if:

(a) it is not engaged primarily, and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading in securities (the “Primary Engagement Test”); and

(b) it is not engaged and does not propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and does not own or propose to acquire investment securities (as used in the 1940 Act) having a value exceeding 40 per centum of the value of such entity’s total assets (excluding Government securities and cash items (as such terms are used in the 1940 Act)) on an unconsolidated basis (the “40% test”).

For the purposes of the 40% test, the term “investment securities” excludes, among other things, securities issued by majority-owned subsidiaries (as defined in the 1940 Act) that are not themselves investment companies and are not relying on the exemptions from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company expects that it and the Operating Partnership will meet the Primary Engagement Test, as neither entity (i) is engaged primarily, (ii) proposes to engage primarily or (iii) holds itself as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, each of the Company and the Operating Partnership is a holding company that is primarily engaged in the business of its direct and indirect wholly- and majority-owned operating subsidiaries (namely, the acquisition of the real estate and real estate-related assets discussed in the first paragraph above).

Further, the Company expects that each of the Company and the Operating Partnership will meet the 40% test. In the case of the Operating Partnership, the Company expects that the Operating Partnership will satisfy the 40% test because (i) a substantial majority of the Operating Partnership’s assets will consist of the Operating Partnership’s interests in its wholly- and majority-owned operating subsidiaries and (ii) the wholly- and majority-owned operating subsidiaries that represent a substantial majority of the Operating Partnership’s assets are not expected to be “investment companies” or entities that would be “investment companies” but for Sections 3(c)(1) or (7) of the 1940 Act. Similarly, in the case of the Company, the Company expects that it will satisfy the 40% test because (i) a substantial majority of the Company’s assets will consist of the Company’s interests in the Operating Partnership and (ii) the Operating Partnership (a) is a wholly-owned subsidiary of the Company and (b) is not expected to be an “investment company” or an entity that would be an “investment company” but for Sections 3(c)(1) or (7) of the 1940 Act. As a result of the foregoing, the Company anticipates that less than 40% of its total assets, and less than 40% of the Operating Partnership’s total assets (in each case, exclusive of Government securities and cash items (as such terms are used in the 1940 Act) and on an unconsolidated basis), will be represented by “investment securities” (as such term is used in the 1940 Act), in satisfaction of the 40% test.

Due to the nature of the investment activities that the Company intends to conduct through its and the Operating Partnership’s wholly- and majority-owned subsidiaries, the Company expects that a substantial majority of such operating subsidiaries neither will be “investment companies” nor entities that would be “investment companies” but for the exemptions provided by Sections 3(c)(1) or (7) of the 1940 Act. Specifically, and in addition to the potential ability of the operating subsidiaries (or any of them) to qualify under the Primary Engagement Test and the 40% test, the Company anticipates that a substantial majority of the operating subsidiaries will conduct their business in a manner allowing them to rely upon the exemption provided by Section 3(c)(5)(C) of the 1940 Act. The Section 3(c)(5)(C) exemption is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exemption generally requires that at least 55% of such an entity’s portfolio be comprised of qualifying assets, and at least 80% of the total asset portfolio must be comprised of qualifying assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets that are neither qualifying assets nor real estate-related assets) (the “55/80 Test”). The Company anticipates that the operations of at least a substantial majority of such operating subsidiaries will be conducted so as to satisfy the 55/80 Test and the interpretations and requirements related thereto disseminated by the Staff.

The foregoing discussion is not intended to preclude the ability of the Company, the Operating Partnership or any of the Company’s or the Operating Partnership’s wholly- and majority-owned subsidiaries from relying upon other exemptions or exclusions from the definition of an “investment company” as defined in, or from the registration requirements under, the 1940 Act and the rules promulgated thereunder, including, but not limited to, (i) the ability of the Company and/or the Operating Partnership or the operating subsidiaries to rely upon the exemption provided by Section 3(c)(6) of the 1940 Act; (ii) the operating subsidiaries’ (or any of their) ability to qualify under the Primary Engagement Test and the 40% test; or (iii) the Company’s, the Operating Partnership’s or the operating subsidiaries’ (or any of their) ability to rely on Rule 3a-1 under the 1940 Act.

Cover Page

7.	Please confirm that you will limit your cover page to one page in accordance with Item 501(b) of Regulation S-K.

Response:

The Company notes the Staff’s comment and will ensure that, prior to the effectiveness of the Registration Statement, the cover page in the printed version of the prospectus will not exceed one page in length as required by Item 501(b) of Regulation S-K.

8.	Please revise your cover page risk factors and summary risk factors on page 3 to state that you are not required to ever provide liquidity.

Response:

The Company has revised the second bulleted risk factor on the prospectus cover page and under the caption “Summary Risk Factors” in the “Prospectus Summary” section of Amendment No. 1 to disclose that the Company’s charter does not require the Company to pursue a transaction to provide liquidity to the Company’s stockholders.

Summary

9.	We note that you intend to invest in commercial real estate properties and other real estate investments throughout the United States and internationally and that you anticipate that international real estate investments may comprise a substantial portion of your portfolio. Please revise to clarify the portion of your portfolio that you anticipate will be other real estate investments and the portion you anticipate will be international real estate investments, including whether they will be a primary focus of your investment strategy.

Response:

The Company has added the requested disclosure in the “Prospectus Summary — Hines Global REIT II, Inc.” section of the prospectus on page 1 of Amendment No. 1.

Management Compensation, page 4

10.	Please revise to disclose the amount of organizational and offering expenses incurred and paid to date.

Response:

The Company notes that the disclosure under the caption “Issuer Costs” in note 2 to the Consolidated Balance Sheet on page F-6 of the Registration Statement sets forth the organizational and offering expenses incurred by the Company’s advisor, Hines Global REIT II Advisors LP (the “Advisor”), on the Company’s behalf as of September 6, 2013. These costs, which totaled approximately $724,000, have not been reimbursed to the Advisor and will not be reimbursed to the Advisor or accrued by the Company until the minimum offering amount of $2,000,000 in shares of common stock is sold. Accordingly, there are not any organizational and offering expenses to be disclosed by the Company because none have been incurred or paid by the Company.

11.	We note several fees are disclosed as an amount that is ‘usual and customary.’ Please revise to quantify such amounts or advise.

Response:

Item 4A of Industry Guide 5 requires that the table under the caption “Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units” in the “Prospectus Summary” section of Amendment No. 1 (the “Management Compensation Table”) specify dollar amounts “where possible.” The dollar amounts in the “Estimated Maximum” column of the Management Compensation Table include the estimated maximum dollar amount of each fee or expense only where it is possible to accurately calculate an estimated maximum. The Company advises that it cannot determine and quantify the amount of any development, leasing or redeveloping fees at this time as such fees vary by market, geographic area, asset class and other factors. Any such fees payable to the Advisor or its affiliates must be approved by the Company’s independent directors as being fair and reasonable to the Company.

12.	Please revise to explain the purpose of the development fee and clarify the services that Hines or its affiliates will perform in exchange for the development fee.

Response:

The Company does not believe the Management Compensation Table is the appropriate location to describe the services to be provided in exchange for development fees, as the services are described elsewhere in the prospectus, and no other services are described in the table. The Company notes that the “Management — Development Management” section on page 83 of Amendment No. 1 describes the services that Hines or its affiliate may perform in exchange for development fees such as “the management of all development-related activities including, but not limited to the following: program planning, budgeting, consultant selection, architectural and engineering design preparation and development, contract bidding and buy-out, construction management, marketing, leasing, project completion, and tenant relocation and occupancy.”

13.	We note you disclosure on page 5 regarding your acquisition fee. Please revise your disclosure on pages 5 and 86 to provide your estimated acquisition fee assuming your targeted leverage. To the extent you have a range of targeted leverage, please calculate your estimated acquisition fee assuming the high end of your targeted leverage.

Response:

The Company advises that footnote 8 to the Management Compensation Table in the “Prospectus Summary — Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units” and the “Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units” sections of the Registration Statement already disclose the estimated acquisition fee assuming 50% leverage. As disclosed on page 107 of Amendment No. 1, the Company anticipates its targeted leverage range to be 50%-70% of the aggregate value of its real estate investments and other assets. The Company has revised footnote 8 to the Management Compensation Table to disclose the maximum acquisition fee assuming 70% leverage.

14.	We note your disclosure on page 5 that your asset management fee is 0.0625% per month. Please revise your disclosure in the table to provide the asset management fee on an annual basis.

Response:

The Company has revised disclosure in the Management Compensation Table in the “Prospectus Summary — Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units” and the “Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units” sections of Amendment No. 1 to provide the asset management fee on an annual basis.

15.	Please revise to clarify whether you intend to reimburse your advisor for personnel costs. As applicable, please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the asset management fee, any incentive fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Response:

The Company does not intend to reimburse the Advisor for the salaries and benefits to be paid to the Company’s named executive officers. The Company has added disclosure in footnote 13 to the Management Compensation Table in the “Prospectus Summary — Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units” and the “Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units” sections in Amendment No. 1 to that effect. The Company acknowledges that in its future filings that require disclosure under Item 402 or Item 404 of Regulation S-K, it must disclose the amount of fees paid to the Advisor as well as the amount paid as reimbursements of operating expenses to the Advisor.

16.	We note your disclosure regarding the Special OP Units on pages 6 and 7. Please revise to clarify whether these are the same Special OP Units described separately on each page. In addition, please revise your prospectus to provide an example of how you calculate such distributions for the holder of Special OP Units.

The references to the Special OP Units under the headings “Operational Activities” and “Disposition, Liquidation and Other Significant Events” on pages 6 and 7 of the Registration Statement are to the same Special OP Units. The description of possible payments related to the Special OP Units are included under both the “Operational Activities” and “Disposition, Liquidation and Other Significant Events” sections of the Management Compensation Table because it is possible that payments may be made with respect to the Special OP Units during the operational stage and the liquidation stage. However, as indicated in the Management Compensation Table, the holder of the Special OP Units will not receive any distributions with respect to the Special OP Units unless the stockholder return threshold has been met as described in the Management Compensation Table. The Company notes that a description of how the distributions payable by the Operating Partnership with respect to the Special OP Units will be calculated is already included in “The Operating Partnership — Special OP Units” section on pages 153-154 of Amendment No. 1. The Company has revised disclosure on pages 6, 8, and 88 of Amendment No. 1 to provide a cross-reference to that section.

Risk Factors, page 15

Hines’ ability to cause the Operating Partnership to purchase Special OP Units…. Page 40

17.	We note your disclosure regarding the risk associated with terminating your advisor. Please revise to more specifically explain or quantify the fees associated with terminating your advisor and clarify whether these fees are applicable even if you do not renew the advisory agreement due to poor performance. In addition, please revise your summary risk factors to include this risk.

Response:

The Company advises that there are no termination fees payable to the Advisor upon termination of the Advisory Agreement. Hines Global REIT II Associates Limited Partnership, an affiliate of Hines, owns the Special OP Units in the Operating Partnership, which were issued as consideration for an obligation by Hines and its affiliates to perform future services in connection with the Company’s real estate operations. Under certain circumstances, including a merger, consolidation or sale of substantially all of the Company’s assets or any similar transaction, a purchase, tender or exchange offer that results in the tender or exchange of more than 50% of the Company’s outstanding common shares, a transaction pursuant to which a majority of the Company’s board of directors then in office are replaced or removed, or the termination or non-renewal of the Advisory Agreement, the Operating Partnership is, at the election of Hines or its affiliates, required to convert the Special OP Units into OP Units and repurchase the OP Units for cash or exchange them for shares of the Company’s common stock provided the 6% stockholder return threshold set forth in the Management Compensation Table in the “Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units” section of the prospectus is met. The Company has revised disclosure in the above-captioned risk factor and in the risk factor immediately preceding such risk factor to clarify that the circumstances that trigger the repurchase of the Special OP Units in connection with the termination or non-renewal of the Advisory Agreement include the termination of the Advisory Agreement for cause. In addition, the Company has revised the cross-reference in the risk factor to clarify that the section referenced describes how any payment in connection with the redemption of the Special OP Units is calculated. The Company has revised disclosure under the heading “Summary Risk Factors” in the “Prospectus Summary” section of Amendment No. 1 to include this risk.

Competitive Activities of Hines and its Affiliates, page 92

18.	We note your disclosure regarding other funds managed by your advisor which may have investment objectives similar to yours. Please revise to provide detailed disclosure of the name and size of these funds.

Response:

The Company informs the Staff that the Advisor does not advise or manage any other investment vehicles. The Company’s sponsor, Hines Interests Limited Partnership (“Hines”), and its affiliates sponsored 11 other investment vehicles in the investment phase and 15 vehicles in the operations/dispositions phase as of December 31, 2012. These funds are named and described, in terms of size and targeted investments, in the “Prior Performance — Prior Program Summary” section of Amendment No. 1. The Company has added disclosure under the caption “Competitive Activities of Hines and its Affiliates” on page 92 of Amendment No. 1 to reference these descriptions of the other Hines investment vehicles sponsored by Hines and its affiliates, as well as to clarify that the Advisor does not advise or manage any other investment vehicles.

Allocation of Time and Resources of our Advisor and Hines and its other Affiliates, page 94

19.	Please revise your disclosure in this section to more specifically discuss all other commitments of senior management. Please clarify which members of senior management conduct the operations of Hines REIT, Hines Global I, the Core Fund, HMS and other Hines affiliates.

Response:

The Company advises that substantially all of the commitments of senior management relate to their positions and responsibilities at Hines REIT, Hines Global I, the Core Fund and HMS and at each of the external advisors to these entities. The Company notes that senior management’s positions and responsibilities at the affiliated entities are reflected in the individual biographies of the directors and senior executive officers in the “Management — Our Officers and Directors” section and the “Management — The Dealer

Manager” section on pages 57-59 and 84-85, respectively, of Amendment No. 1. The Company has added a cross-reference on page 94 of Amendment No. 1 to the disclosure in the “Management — Our Officers and Directors” and the “Management — The Dealer Manager” sections.

20.	We note your disclosure that certain of your directors and officers receive substantial compensation from other investment vehicles, programs, and funds. Please explain these arrangements in greater detail and, where applicable, discuss how these compensation arrangements differ from yours.

Response:

The Company advises the Staff that it does not have any employees and does not compensate its directors and officers, with the exception of the Company’s independent directors, who will be compensated for their services as outlined under the caption “Compensation of Directors” on pages 63-64 of Amendment No. 1. This is true with respect to the other investment vehicles sponsored by Hines and its affiliates for which the Company’s officers and directors also serve as officers and directors, as indicated in their individual biographies. The Company does not believe extensive detail regarding the compensation received by its officers and directors in connection with the services they perform for the advisors to other investment vehicles sponsored by Hines and its affiliates is relevant to a potential investor in the Company’s offering. Rather, the Company believes it is relevant to point out the potential conflict of interest to investors and the Company has done so under the caption “Allocation of Time and Resources of our Advisor and Hines and its other Affiliates” on page 94 of Amendment No. 1. The Company has also added disclosure under that caption to provide a cross-reference to the risk factor describing the risk associated with this potential conflict of interest.

Prior Performance, page 113

21.	We note your disclosure on page 113 that Hines sponsored 33 privately-offered programs in which Hine[s] co-invested with various third-party institutional investors and other third-party investors. We further note your disclosure regarding certain programs that Hines does not have complete discretion over investment decisions. Please tell us what you mean by ‘Hines does not have complete discretion over investment decisions’ as it relates to each program. We may have further comment.

Response:

The Company’s disclosure referenced in the Staff’s comment relates to the fact that the voting rights of third-party co-investors with respect to investment decisions vary depending on the program. With respect to each program described, Hines or a Hines affiliate co-invested in the program and served as the investment manager or advisor to the program.

22.	Please revise to highlight in this section those major adverse business developments or conditions experienced by prior programs.

Response:

The Company notes that the ‘Prior Performance — Prior Program Summary” section on page 115 of Amendment No. 1 includes the requested disclosure regarding major adverse business developments and conditions that have affected the prior programs. In addition, major adverse business developments are disclosed as applicable with respect to each individual program within the description of such program on pages 115-122 of Amendment No. 1. For example, in the summary description of HCM Holdings II, LP, the Company discloses that the program has incurred a loss and that it has suspended two residential projects, the vertical portion of a retail project, and an industrial park which have predevelopment costs that will not be recovered. Therefore, the Company does not believe any additional disclosure is required.

23.	We note your disclosure on page 115 that 42% of the aggregate funds raised from investors by all of the prior programs were invested in prior programs with investment objectives similar to yours. Please revise to clarify how you determined that investment objectives of prior programs are similar to yours and whether the programs listed beginning on page 115 have investment objectives similar to yours.

Response:

The Company has revised the disclosure on page 115 in Amendment No. 1 as requested.

Table III, page A-4

24.	We note that the 2008 net loss attributable to Hines Real Estate Investment Trust, Inc. – GAAP basis amount does not agree with the amount in the annual report filed on Form 10-K for this prior real estate program. Please clarify and/or revise accordingly.

Response:

The Company has revised the 2008 net loss number attributable to Hines Real Estate Investment Trust, Inc. (“Hines REIT”) in Amendment No. 1 to match the amount set forth in Hines REIT’s Annual Report filed on Form 10-K.

Exhibits

25.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

Response:

The Company will file all required exhibits as promptly as possible. In addition, the Company has attached herewith as Annex A and Annex B draft copies of the legal and tax opinions, respectively, for your review.

26.	We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response:

With the exceptions noted below, the Company will file all final, executed agreements prior to effectiveness of the Registration Statement. The Company will not file an executed copy of the Selected Dealer Agreement, as the Company does not expect that it will have any executed Selected Dealer Agreements prior to effectiveness of the Registration Statement and it is customary to file this type of agreement as a “form of” agreement. In addition, the Company will not file an executed copy of the form of Subscription Agreement. Further, the Company plans to revise the exhibit index prior to effectiveness to indicate the names of the officers and directors that have executed the form of Indemnification Agreement and the date on which such agreements were executed.

***

If you should have any questions about this letter or require any further information, please call me at 212-801-6496.

Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:	Sherri W. Schugart, Hines Global REIT II, Inc.

ANNEX A

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

            , 2013

Hines Global REIT II, Inc.

Suite 5000

2800 Post Oak Boulevard

Houston, Texas 77056-6118

Re:	Registration Statement on Form S-11 (File No. 333-191106)

Ladies and Gentlemen:

We have served as Maryland counsel to Hines Global REIT II, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of 252,631,579 shares (the “Shares”) of common stock, $0.001 par value per share, of the Company (the “Common Stock”) covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). 200,000,000 Shares (the “Public Offering Shares”) are issuable in a primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and 52,631,579 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the form of Subscription Agreement attached thereto as Appendix B and the Plan attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VII of the Charter.

6. Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than 252,631,579 shares of Common Stock available for issuance under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Public Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Public Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

ANNEX B

[LETTERHEAD OF GREENBERG TRAURIG, LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

Hines Global REIT II, Inc.

2800 Post Oak Blvd., Suite 5000

Houston, Texas 77056

Ladies and Gentlemen:

You have requested our opinion in connection with the registration and sale of up to $2,500,000,000 of the common stock of Hines Global REIT II, Inc., a Maryland corporation (the “Company”), pursuant to the filing of the Registration Statement on Form S-11 (Registration No. 333-191106) with the Securities and Exchange Commission (the “Registration Statement”). All capitalized terms used but not otherwise defined herein shall have the respective meanings given them in the Registration Statement. In rendering our opinion, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for such opinion, including the following: (1) the Registration Statement (including all Exhibits thereto and all amendments made thereto through the date hereof), (2) the Articles of Amendment and Restatement of the Company (the “Charter”), together with all amendments thereto, (3) certain written representations of the Company, contained in a letter to us dated on or about the date hereof (the “Representation Letter”), and on statements made by independent public accountants of the Company, (4) such other documents or information as we have deemed necessary to render the opinion set forth in this letter. In our review, we have assumed, and with your consent, we are relying upon, that the documents listed above that we reviewed in proposed form will be duly executed without material changes from the documents reviewed by us, all of the representations and statements set forth in such documents are true, accurate and complete, and all of the obligations imposed by any such documents on the parties thereto, including obligations imposed under the Charter of the Company, have been and will continue to be performed or satisfied in accordance with their terms. We also have assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

We have not made an independent investigation or audit of the facts set forth in the above referenced documents or statements, including, without limitation, factual matters in the Representation Letter and in the Registration Statement. We have consequently assumed and, with your consent, have relied upon (i) the representations as to factual matters in the Representation Letter; (ii) the understanding that any representation or statement made as a belief or made to the knowledge or belief of or similarly qualified is correct and accurate as if made without such qualification, and that such representation or statement will continue to be correct and accurate, without such qualification; (iii) that the information presented in all documents or otherwise furnished to us is accurate and complete in all material respects; and (iv) the understanding that beginning with its taxable year ending December 31, 2014, the Company intends to operate in a manner which meets the applicable asset composition, source of income, shareholder diversification, distribution and other requirements of the Internal Revenue Code of 1986, as amended (the “Code”) necessary to qualify, and remain qualified, as a REIT.

We are opining herein only as to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, the laws of any state or other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state.

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, including those set forth below, we are of the opinion that:

1.	Beginning with its taxable year ending December 31, 2014, the Company is organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company’s proposed method of operation will enable it to meet the requirements for qualification as a REIT under the Code.

2.	All statements of law and legal conclusions, but not statements of facts, contained in the “Material U.S. Federal Income Tax Considerations” section of the Registration Statement are correct in all material respects.

No assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a real estate investment trust under the Code. The Company’s ability to achieve and maintain qualification as a REIT depends upon its ability to achieve and maintain certain diversity of stock ownership requirements and, through actual annual operating results, certain requirements under the Code regarding its income, assets and distribution levels and other requirements of the Code. No assurance can be given that the actual ownership of the Company’s stock and its actual operating results and distributions for any taxable year will satisfy the tests necessary to achieve and maintain its status as a REIT. We express no opinion as to any of the economic terms of the leases, the commercial reasonableness thereof, or whether the actual economic relationships created thereby are such that the leases will be respected for federal income tax purposes or whether the rental income and other terms of the leases conform with normal business practice and are not being used as a means to base rent on the income or profits of the lessees.

The opinion set forth in this letter is based on existing law as contained in the Code, Treasury Regulations, and interpretations of the foregoing by the Internal Revenue Service (“IRS”) and by the courts, applicable legislative history, and the administrative rulings and practices of the IRS, including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, in effect (or, in case of certain Proposed Regulations, proposed) as of the date hereof, all of which are subject to change, both retroactively or prospectively, and to possibly different interpretations, and that might result in material modifications of our opinion. In addition, variation or differences in the facts from those set forth in the Representation Letter may affect the conclusion stated herein. This opinion is rendered as of the date hereof, and we disclaim any obligation to advise you of any change in any of the foregoing sources of law or subsequent developments in law or changes in facts or circumstances which might affect any matters or the opinion set forth herein. Our opinions are not binding on the Internal Revenue Service and the Internal Revenue Service may disagree with the opinion contained herein. The foregoing opinion is limited to the specific matters covered thereby and should not be interpreted to imply the undersigned has offered its opinion on any other matter. This opinion has been prepared for you, and may be used by you, solely in connection with the filing of the Registration Statement.

We hereby consent to the use and filing of this opinion letter as an Exhibit 8.1 to the Registration Statement and to the use of the name of the firm under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Opinions” in the Registration Statement. In giving this consent, however, we do not admit thereby that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,